EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Years Ended December 31,
	2013		2012		2011		2010		2009
Earnings:
Income/(loss) from continuing operations	$2,340		$(46,305)		$(126,869)		$(121,117)		$(106,061)
Add (from continuing operations):
Interest on indebtedness (1)	125,905		139,069		151,764		142,254		139,298
Portion of rents representative of the interest factor	2,163		2,073		2,039		1,969		2,351
Total earnings	$130,408		$94,837		$26,934		$23,106		$35,588
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (1)	$125,905		$139,069		$151,764		$142,254		$139,298
Interest capitalized	29,384		26,368		12,979		12,505		16,929
Portion of rents representative of the interest factor	2,163		2,073		2,039		1,969		2,351
Fixed charges	$157,452		$167,510		$166,782		$156,728		$158,578

Add:
Preferred stock dividends	$3,724		$6,010		$9,311		$9,488		$10,912
Premium/(discount) on preferred stock redemption or repurchase, net	—		2,791		175		(25)		(2,586)
Combined fixed charges and preferred stock dividends	$161,176		$176,311		$176,268		$166,191		$166,904

Ratio of earnings to fixed charges	—	(2)	—	(2)	—	(2)	—	(2)	—	(2)
Ratio of earnings to combined fixed charges and preferred stock dividends	—	(3)	—	(3)	—	(3)	—	(3)	—	(3)
(1) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.

(2) The ratio was less than 1:1 for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 as earnings were inadequate to cover fixed charges by deficiencies of approximately $27.0 million, $72.7 million, $139.8 million, $133.6 million, and $123.0 million, respectively.

(3) The ratio was less than 1:1 for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 as earnings were inadequate to cover combined fixed charges and preferred stock dividends by deficiencies of approximately $30.8 million, $81.5 million, $149.3 million, $143.1 million and $131.3 million, respectively.